UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026.

Commission File Number: 001-40858

XORTX Therapeutics Inc.

(Translation of registrant’s name into English)

3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description
99.1	News Release of XORTX Therapeutics Inc., dated September 8, 2026.
99.2	Material Change Report of XORTX Therapeutics Inc., dated September 8, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2026	XORTX Therapeutics Inc.

	By:	/s/ Mika Grasso
	Name:	Mika Grasso
	Title:	Co-Chief Executive Officer

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